Filed By: Alabama National Bancorporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coquina Bank

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF ALABAMA NATIONAL BANCORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) PRIOR TO THE VOTE OF THE SHAREHOLDERS OF COQUINA BANK AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT. THE SHARES TO BE OFFERED BY ANB TO COQUINA BANK SHAREHOLDERS IN THE ACQUISITION MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS BECOMES EFFECTIVE. COPIES OF THE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, CAN BE OBTAINED AT THE SEC’S WEBSITE AT WWW.SEC.GOV. COPIES OF THE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE, CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO ALABAMA NATIONAL BANCORPORATION, 1927 FIRST AVENUE NORTH, BIRMINGHAM, ALABAMA 35203, ATTENTION: LOWELL A. WOMACK, JR. (205-583-3654).

On April 1, 2004, Cypress Bank, a subsidiary of Alabama National Bancorporation (“ANB”), mailed a letter to Cypress Bank shareholders and customers pertaining to the proposed acquisition (the “Acquisition”) of Coquina Bank by ANB.

A copy of the letter pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

[Cypress Bank Letterhead]

April 1, 2004

Dear Friends of Cypress Bank,

Recently, it was announced that Coquina Bank in Ormond Beach, has signed a definitive agreement regarding their potential acquisition by Alabama National Bancorporation (ANB). Assuming shareholder and regulatory approval of Coquina Bank’s acquisition by ANB, Cypress Bank and Coquina Bank would then work to merge their two organizations into one local Bank. It is estimated that this could occur in the third quarter of 2004.

This represents a significant opportunity for the customers and employees of both banks, as the combination of Cypress Bank and Coquina Bank would create a locally chartered and managed Banking organization, with five branch offices and 50 employees, serving Volusia and Flagler Counties with an expanded array of products and services.

For now, you should continue to Bank at one of the Cypress Bank locations in Flagler County. Assuming the combination of Coquina Bank and Cypress Bank is completed, you will be notified of the details and you will then be able to Bank at any Cypress Bank or Coquina Bank location.

As a friend of Cypress Bank, we are asking for your continued support and commitment. If you have any questions about this pending combination, please call.

Thanks again for your support of the Bank over the years.

Sincerely,

/s/ Bruce E. Page Bruce E. Page Chief Executive Officer	/s/ James E. Weite James E. Weite President